Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-235549

 CORPORATE PRESENTATION  Frank Bedu-Addo Ph.D.  President & CEO  JANUARY 2020

 2  Forward-Looking Statements  This presentation contains forward-looking statements about PDS Biotechnology Corporation (“PDSB”), and its businesses, business prospects, strategies and plans, including but not limited to statements regarding anticipated pre-clinical and clinical drug development activities and timelines and market opportunities. All statements other than statements of historical facts included in this presentation are forward-looking statements. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated.Factors that may cause actual results to differ materially from such forward-looking statements include those identified under the caption “Risk Factors” in the documents filed with the Securities and Exchange Commission from time to time, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Except to the extent required by applicable law or regulation, PDSB undertakes no obligation to update the forward-looking statements included in this presentation to reflect subsequent events or circumstances.

Free Writing Prospectus Statement

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-235549
January 17, 2020

Neither the SEC nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy of this presentation.

PDS Biotechnology Corporation has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (File No. 333-235549) and a preliminary prospectus (the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when they are available, copies of the Preliminary Prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, New York 10022; or by calling toll free (866) 803-9204. The most recent Preliminary Prospectus filed with the SEC may be obtained by clicking on the active hyperlink below:

https://www.sec.gov/Archives/edgar/data/1472091/000156761920001206/nt10006928x2_s1a.htm

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

 3  Free Writing Prospectus Statement  Issuer Free Writing ProspectusFiled Pursuant to Rule 433Registration No. 333-235549January 17, 2020Neither the SEC nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy of this presentation.PDS Biotechnology Corporation has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (File No. 333-235549) and a preliminary prospectus (the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when they are available, copies of the Preliminary Prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, New York 10022; or by calling toll free (866) 803-9204. The most recent Preliminary Prospectus filed with the SEC may be obtained by clicking on the active hyperlink below:[______________________]This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

 4  Offering Summary  Issuer  PDS Biotechnology Corporation  Exchange / Ticker  Nasdaq: PDSB  Offering Size  Approximately $12,000,000 (100% Primary)  Over Allotment  15% (100% Primary)  Offering Details  Common Stock  Use of Proceeds  We intend to use the net proceeds from this offering for:- General corporate purposes, including research and development costs - To progress clinical development of our Versamune®-based immunotherapies- General administrative expenses, working capital and capital expenditures  Sole Book-Runner  A.G.P / Alliance Global Partners

PDS Biotechnology leadership team has demonstrated success in the development and commercialization of leading pharmaceutical products

Frank Bedu-Addo, PhD
Chief Executive Officer

- Senior executive experience with management of strategy and execution at both large pharma and biotechs
- Notable drug development:
  Abelcet® (Liposome Company/ Elan)
  PEG-Intron® (Schering-Plough/ Merck)

Andrew Saik
Chief Financial Officer

- Senior executive experience with over 20 years of experience in pharma and drug development
- In-depth experience with M&A transactions, capital markets, and investor relations

Lauren V. Wood, MD
Chief Medical Officer

- >30 years of translational clinical research experience
- Former Director of Clinical Research at the National Cancer Institute Center for Cancer Research (Cancer Vaccine Branch)

Gregory Conn, PhD
Chief Scientific Officer

- Co-founder
- >35 years of drug development experience
- In-depth experience with biotech drug discovery, product development and manufacturing

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 PDS Biotech is well-poised to transform cancer treatment by fulfilling the promise of immuno-oncology  6  Clinical studies in areas of high unmet medical need supported by leaders in the field  4  Diversified pipeline  3  Demonstrated potential for strong clinical efficacy and durability of the response with minimal toxicity  2  Powerful T-cell activating immunotherapy platform  1

PDS Biotech is a clinical stage biotechnology company developing a pipeline of immunotherapies based on the proprietary Versamune® platform

CORPORATE OVERVIEW

- Publicly listed via reverse merger with Edge Therapeutics in March 2019
- ~15 employees with headquarters in Princeton, NJ
- 5.2M shares outstanding with $17.4M in cash*

VERSAMUNE® PLATFORM

- Versatile and potent T-cell-activating platform
- Clinically validated induction of active antigen-specific killer and helper T-cells in vivo
- Promising clinical efficacy results in early trials of PDS0101 monotherapy with good safety and no dose limiting toxicities

PIPELINE

- **PDS0101 (Phase 2)**: HPV-associated cancers (Anal, head & neck, cervical etc.)
- **PDS0102 (Formulation complete)**: Prostate, breast cancers
- **PDS0103**: Ovarian, breast, colorectal and lung cancers
- **PDS0104**: Melanoma

PDS Biotechnology

* September 30, 2019

7

 8  Reference: Data on file.  PDS Biotech’s pipeline combines the Versamune® platform with proprietary & validated tumor antigens across several cancer types

 Versamune® Platform

Versamune® is a proprietary T-cell activating platform engineered to induce a robust, targeted anti-tumor response *in vivo*


Water-insoluble
Fatty acids/hydrocarbon chains
Water-soluble and positively charged head-group coats the particle surface
O
O
N+
H
Cl-
O
O
R-enantiomer of 1,2-dioleoyl-trimethyl-ammonium-propane (R-DOTAP)

- Versamune® is based on proprietary, positively charged and immune activating lipids that form spherical nanoparticles in aqueous media
- The nanoparticles are sized to mimic viruses, which promotes excellent uptake by dendritic cells of the immune system
- Activates the important Type I interferon immunological signaling pathway
- Versamune® promotes the activation and maturation of dendritic cells, which then migrate to the lymph nodes

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 Inability to perform necessary steps to induce a therapeutic T-cell response in-vivo    Versamune® design and novel immunological mechanisms of action promote a powerful anti-tumor T-cell response        Versamune® has demonstrated the potential to overcome the challenges of immunotherapy  11  Challenges of Immunotherapy  How Versamune® May Overcome the Challenge  Inability to alter the tumor’s immunosuppressive microenvironment limits T-cell efficacy    Ability to alter the tumor’s microenvironment de-camouflages the tumors allowing effective killing of the tumor by activated T-cells        Mechanistic limitations have resulted in lack of therapeutic benefit in human studies    Mechanism of action associated with regression of disease in human studies (PDS0101 monotherapy)        Reference: Gandhapudi SK, Ward M, Bush JPC, Bedu-Addo F, Conn G, Woodward JG. 2019. Antigen priming with enantiospecific cationic lipid nanoparticles induces potent antitumor CTL responses through novel induction of a Type I IFN response. J Immunol. 202 (12): 3524-3536.

 Greater quantity and quality of Versamune®-induced killer T-cells may result in unique ability to eradicate HPV-positive tumors after a single dose  12    Produces > 10-fold number of highly potent (polyfunctional) killer T-cells vs. other T-cell technologies  Single treatment dose  Results typical of current topclinical-stage HPV cancer vaccines  Tumor rechallenge at Day 60; complete and sustained cure of cancer      *Adjuvant = cytokine GMCSFReferences: J. Immunology, 2019 (202), 1215; Studies in TC-1 tumor model with other immunotherapies reported in: Vaccine 2009, January 14, 27 (3): 431; Science Translational Medicine 2016, 13 April, Vol 8 Issue 334; Vaccine 2009, August 3, 27 (33): 5706

 PDS0101

PDS0101 is designed to treat cancers caused by human papillomavirus (HPV)

Approximately 43,000 patients are diagnosed with HPV-associated cancers each year, a number unlikely to be impacted by increased use of HPV preventive vaccines in the next decade



Females (24,391)
Vagina
846
Oropharynx
3,412
Vulva
3,934
Anus*
4,333
14%
3%
16%
18%
49%
Cervix
11,866
Males (18,280)
Penis
1,269
Anus*
2,197
7%
12%
81%
Oropharynx
14,814

- **Oropharyngeal (head & neck) cancers**
  - >18,000 cases annually
  - Most common HPV-cancer in men, **90% of cases are HPV16-specific**
  - **Incidence increasing**
- **Cervical cancer**
  - ~12,000 cases annually
  - Most common HPV-cancer in women, 50-60% of cases are HPV16-specific
  - Incidence steady
- **Initial market research suggests market penetration of ~20% is reasonable for PDS0101**

PDS0101 combines the utility of the Versamune® platform with a proprietary mix of HPV16 antigens, the most virulent high-risk HPV type and by far the most prevalent in patients with HPV-associated cancer

PDS Biotechnology

References: Markowitz et al. 2016. Centers for Disease Control and Prevention. 2018.

14

 15  The combination of Versamune® and a proprietary antigen is engineered for simplicity and ease of administration      Vials of HPV16 mix (L)and Versamune® (R)  Versamune® formulationis mixed before injection*  Delivered viasubcutaneous injection  *Electron microscopy picture

 16  PDS0101 Phase 1 clinical trial: Unique in vivo demonstration of high levels of HPV-specific killer T-cells in circulating blood   14x   24x   Total Activated T-Cells 26x    Order of magnitude increase over baseline  Versamune® Dose  Reference: Data on file.  INF-γ Elispot Granzyme-b Elispot      Clinical Study Results in Patients with CINImmunogenicity at Day 14Defined dose for Phase 2 studies (3mg)No dose-limiting toxicities  Clinical study results successfully demonstrate translation of Versamune®’s multi-functional mechanism of action between pre-clinical models and humans

Follow-up of patients in PDS0101 Phase 1 study demonstrated promising clinical responses at all three tested doses

- A post-hoc, retrospective analysis, demonstrated complete lesion regression in at least 60% of evaluable patients (6/10) as early as 1-3 months after treatment
  - No lesion recurrence occurred within the 2-year evaluation period
- Spontaneous regression of CIN1 occurs in about 44% of patients over a 2-year duration*
- These results were remarkably positive as most patients were infected with multiple high-risk HPV types
- Two patients who had regression by cytology were not considered clinical responders:
  - The first regressed to atypical cells of undetermined significance at the first post-treatment evaluation (3 months) but HPV detected
  - The second had complete regression by cytology at the first post-treatment evaluation (3 months) but had residual CIN by colposcopy

PDS Biotechnology

Reference: Stefani C. et al, 2014, European Review for Medical and Pharmacological Sciences, 18: 728-733

17

 Checkpoint inhibitors have shown confirmed clinical efficacy and have demonstrated clinical benefit in late stage cancerCheckpoint inhibitors block a key immunological defense mechanism for cancer cells, and are reported to work primarily in patients whose immune systems are already generating tumor-attacking CD8+ killer T-cells pre-treatmentUsing various tumor-specific proteins (antigens), Versamune® has demonstrated the unique ability to generate large and superior numbers of CD8+ killer T-cells that effectively recognize and kill antigen-expressing cancer cells in pre-clinical and human clinical studies  PDS Biotech clinical strategy in advanced cancer is to focus on efficiency and risk mitigation to proof of concept  18  Versamune®-based immunotherapies are being developed as combination therapies to exploit the demonstrated synergies between Versamune® and other anti-cancer agents  PDS Biotech is developing a new generation of advanced cancer treatments combining Versamune®-based immunotherapies with checkpoint inhibitors and other standard of care therapies

The robust T-cell response induced by Versamune® results in the potential for enhancement of efficacy of checkpoint inhibitors in immune suppressive B16 melanoma

Early clinical studies showed the checkpoint inhibitor to be ineffective in treating B16 melanoma, a notoriously difficult model to treat.

Versamune® + TRP2 melanoma antigen (sub-optimal levels) promotes infiltration of active killer T-cells into tumors, strong synergy with the checkpoint inhibitor, and significantly enhanced anti-tumor efficacy



Versamune® is shown to promote TRP2-specific CD4+ helper and CD8+ killer T-cell induction and infiltration into the B16 tumor within 7 days of a single subcutaneous injection
Percentage of CD4+ and CD8+ among all cells in the tumor mass
1.2
0.8
0.4
0
75nmol TRP2
75nmol TRP2 + Versamune®
(PDS0104)
CD4+ helper T-cell
CD8+ killer T-cell



Untreated
Anti PD-1 Checkpoint Inhibitor (CPI)
Versamune® + TRP2 Antigen (PDS0104)
Combination PDS0104 and CPI
Tumor volume (mm³)
4000
3500
3000
2550
2000
1500
1000
500
0
Treatment started
0
5
10
15
20
Days Post Tumor Implant

PDS Biotechnology

Reference: Gandhapudi SK, Ward M, Bush JPC, Bedu-Addo F, Conn G, Woodward JG. 2019. Antigen priming with enantiospecific cationic lipid nanoparticles induces potent antitumor CTL responses through novel induction of a Type I IFN response. J Immunol. 202 (12): 3524-3536.

19

PDS0101 is the only compound selected by Merck for evaluation in combination with KEYTRUDA® as first line cancer therapy

- PDS0101 + KEYTRUDA®
  - Keytruda® first immunotherapy approved as standard of care for first line treatment of cancer (recurrent or metastatic head and neck cancer)
  - PDS0101 first T-cell activating immunotherapy to demonstrate both high levels of circulating CD8+ killer T-cells and therapeutic benefit as monotherapy
  - Unique immuno-oncology combination addressing first-line treatment of cancer
  - Validation of both efficacy and safety of PDS0101
  - ***Anticipated advantages of combining PDS0101 with standard of care:***
    - Mitigated risk
    - Potential enhanced rates of recruitment
    - Potential for rapid market penetration and market leadership

Initiate Phase 2 in 1H 2020

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A Phase 2 study of PDS0101 in combination with KEYTRUDA® in first-line treatment of recurrent/metastatic head and neck cancer is planned for 1H 2020

- PDS Biotechnology-sponsored study with KEYTRUDA® supplied by Merck
- Primary endpoints: Efficacy, safety and tolerability
- Study design: Phase 2 open-label study
- Inclusion criteria: Recurrent/metastatic head and neck cancer and HPV16 infection


200 mg IV KEYTRUDA® every 21 days in combination with 3 mg SC PDS0101 at cycles 1, 2, 3, 4 and 12 patients = 96
Combination of PDS0101 and KEYTRUDA®
KEYTRUDA® alone
Followed by open label SOC with KEYTRUDA® until disease progression or intolerance

- Expected data reads:
  - Safety analysis of first 12 patients after Cycle 1: 4Q 2020
  - Interim analysis planned: 2H 2021

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Investigator-Led Phase 2 studies of PDS0101 in combination therapy will evaluate efficacy and safety in treatment of advanced HPV cancers

Funded By	Phase 2 Open Label Study (Safety and Efficacy)	Important Considerations	Expected Initiation
NIH NATIONAL CANCER INSTITUTE	• Advanced HPV-related cancers – all types • Triple combination with large-pharma owned novel checkpoint inhibitor (CPI) and immuno-cytokine • 30 subjects	• NCI selection and confirmation of synergies with PDS0101 • All three agents have demonstrated efficacy as monotherapies in early trials	1H 2020
Leading Cancer Research Institute: TBA	• Advanced, localized cervical cancer (Stage IIb-IVa) • Combination with chemo-radiotherapy (CRT-standard of care) • 35 subjects	• T-cell induction has strong potential to enhance CRT anti-cancer efficacy • Mitigated risk • Potential for rapid market penetration and market leadership	1H 2020

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 PDS0102

PDS0102 combines a proven NCI-developed TARP antigen with Versamune® to promote the robust induction of prostate- and breast-specific killer T-cells

- PDS Biotech collaboration with the National Cancer Institute (NCI)
- The TARP antigen was discovered by the NCI to be present in over 85% of prostate cancers and 50% of breast cancers
- The NCI demonstrated that the TARP antigen is recognized by T-cells of late-stage cancer patients, with vaccination resulting in a significant lowering of tumor growth rate*
  - PDS Biotech is combining the TARP antigen with Versamune® (PDS0102) to potentially promote more effective induction of prostate and breast-specific killer T-cells and altering of the tumor microenvironment
  - In on-going pre-clinical studies Versamune®, has demonstrated the ability to significantly enhance the immune system's ability to generate TARP-specific killer T-cells

PDS Biotechnology

Reference: Wood LV et al, Oncoimmunology, 2016, Vol. 5 (8)

24

 Intellectual Property and Financials

Intellectual property provides multiple layers of technology and product protection for Versamune®-related products through mid-2030s

- Versamune® and associated patents are owned and licensed by PDS Biotech

- Patents cover methods and compositions stimulating/promoting an immune response with Versamune® technology in various forms and mechanisms through 2034
  - Use of specific cationic lipids to induce an immune response
  - Compositions and use of any cationic lipid to activate MAP kinase
  - Compositions and use of R-DOTAP to induce immune response
  - Micellar antigen + cationic lipids compositions (US still ongoing)
  - Compositions of R-DOTAP with GM-CSF to reduce immune suppressive myeloid derived suppressor cells in the tumor

- Five issued international patent families (including Europe and Japan)

PDS Biotechnology 26

 PDS Biotech is in a financial position to support critical near-term milestones  27  Nasdaq:  PDSB  Shares Outstanding1  5.2M  Cash1  $17.4M  Share Price2  $2.60  Market Cap2  $14.6M  Debt1  ---  1H 2020: Initiation of PDS Biotech-Merck Phase 2 combination study in head and neck cancer 1H 2020: Initiation of PDS Biotech-NCI Phase 2 combination study in advanced HPV-cancers1H 2020: Initiation of Partnered Phase 2 combination study in advanced cervical-cancer 3Q 2020: Complete formulation of PDS0102  September 30, 2019January 14, 2020

 Capitalization Table  # of Shares  WAEP  $ Value  % of Fully Diluted  Common Shares Outstanding (Directors & Officers)  1,609,795      21.91%  Common Shares Outstanding (Other)  3,669,055      49.92%  Warrants   262,758  $11.92  $3,131,164   3.58%  Stock Options  1,776,735       24.18%  Restricted Stock Unit   30,065       0.41%  Fully Diluted Shares Outstanding  7,348,408      100%  Capitalization Table

 PDS Biotech is well-poised to transform cancer treatment by fulfilling the promise of immuno-oncology  29  Clinical studies in areas of high unmet medical need supported by leaders in the field  4  Diversified pipeline  3  Demonstrated potential for strong clinical efficacy and durability of the response with minimal toxicity  2  Powerful T-cell activating immunotherapy platform  1

 Appendix

 Versamune® demonstrates promising antigen processing and presentation  32   The positive charge of the liposome destabilizes the endosomes allowing the antigen to enter the cytoplasm of the dendritic cells and facilitates cross-presentation to CD8+ killer T-cells  Versamune® induced protein uptake and processing(green fluorescence)  Versamune® induced peptide accumulation in endosome(red fluorescence)  R-DOTAP+DQ-OVA    DQ-OVA    Versamune® + DQ – OVA*  DQ – OVA alone  *DQ-OVA is the protein ovalbumin conjugated to a fluorescent molecule and used as a model antigen to facilitate the study of antigen uptake and antigen processing and trafficking within the dendritic cell

Preclinical studies show that Versamune® demonstrates effective antigen presentation to both CD8+ killer and CD4+ helper T-cells

Effective presentation of peptides via both the major histocompatibility complex (MHC) Class I pathway to CD8+ killer T-cells and via the MHC Class II pathway to CD4+ helper T-cells


CD4+ helper T-cells
CD8+ killer T-cells
OVA alone
High levels of antigen-specific CD4+ helper T-cells
Versamune® + OVA
High levels of antigen-specific CD8+ killer T-cells
Counts
CFSE

Adoptive transfer mice were produced using CFSE labeled DO11.10 T cells (TCR transgenic, class II restricted, OVA specific) or OT1 T cells (TCR transgenic, class I restricted, OVA specific). Mice were immunized 24h later subcutaneously with 0.25 μg (OT1) or 1μg (DO11.10) whole OVA alone or mixed with 4mM R-DOTAP immediately prior to injection. Draining LN cells were analyzed 3 days later by flow cytometry measuring CFSE fluorescence on gated TCR transgenic T cells. Histograms are representative of three to four mice per group. **CFSE bright cells (far right peak) represent undivided cells. Each cell division (proliferation) results in a 50% reduction of CFSE intensity and a left-ward shift of the peaks**

PDS Biotechnology

Reference: Data on file.

33

     Chemokine CxCl10  Interferon-alpha1 (IFNα1)  Interferon-beta1 (IFNβ1)  0  5Expression relative to Versamune®-based treatment  10  Induction of Type I interferons and associated chemokines in the lymph nodes leads to powerful and sustained recruitment of T-cells  34  Elevated T-cell levels persist in lymph nodes for over 7 days after 1 Versamune® dose Localization of cytokines & chemokines promotes a strong safety profile      Chemokine CXCL10  Reference: Gandhapudi SK, Ward M, Bush JPC, Bedu-Addo F, Conn G, Woodward JG. 2019. Antigen priming with enantiospecific cationic lipid nanoparticles induces potent antitumor CTL responses through novel induction of a Type I IFN response. J Immunol. 202 (12): 3524-3536  Versamune®  Control

 Sustained activity of Versamune®: Prolonged and localized induction of chemokines in draining lymph nodes  35  Elevated chemokine levels persist for 5 days in LN after 1 subcutaneous injection – LN localization promotes superior CD8+ killer T-cell activation & proliferation  CCL2 (MCP-1) is a chemokine that is of critical clinical importance in the generation of robust CD8+ T-cell responses

 The localized and sustained cytokine induction in the lymph nodes of Versamune® has the potential to minimize the risk of systemic toxicity  36  Reference: Data on file.  Versamune® alone  Versamune® alone  Negligible increases above baseline in systemic cytokine levels with Versamune® alone or PDS0101

 Versamune® induces potentially superior levels of antigen specific T-cells, primarily via Type I interferon induction  37  Versamune® uniquely activates a specific immunological pathway that promotes effective CD8 killer T-cell induction    Evaluation of HPV-specific CD8+ killer T-cell response  Wild Type mice Type I IFN deficient mice       *  *  *CFA = Compete Freund’s Adjuvant** Statistically significant difference from Versamune® in WT mice P<0.05

 Specificity of the Versamune® effect: Type I interferons are upregulated via activation of the Myd88 pathway  38  Versamune® mediates its CTL-inducing effects by activating type I interferons in a Myd88-dependent manner    The T-cell responses were eliminated only in Myd88 or IFNAR (Type 1 IFN) knockout mice, but not in wild type mice (WT), STING or TRIF knockout mice  Versamune®  Versamune®

 PDS0101 Phase 1 clinical study demonstrated strong in-vivo induction of HPV16 T-cell responses independent of patient genetic sub-type  39  2-4  Patient  2-5  3-1  3-2  5-7  2-7  High  HLA Type  A2  A2  A3  A74  A2  HPV-specific T-cell ResponseIFN-γ ELISPOT  Patient  5-1  5-4  2-1  2-3  Low  Medium  HLA Type  A2  A1,  A2,  A3, 30  HPV-specific T-cell ResponseIFN-γ ELISPOT  PDS0101 Excellent pre-clinical T-Cell Responses Were Replicated in Humans in Phase 1 Clinical Trial on Days 14-19                                              Pre-treatment  Post-treatment

 Versamune® may increase the ratio of cytotoxic regulatory T-cells to reduce immunosuppression within the tumor microenvironment  40  Minimizes the presence of immune suppressive regulatory T-cells (Treg) within the tumor microenvironment  In Versamune® formulations almost 50% of CD8+ T-cells are antigen specific vs <5% with the cytokine GM-CSF  In Versamune® formulations, the ratio of Treg toto antigen-specific CD8+ killer T-cells is < 1

Versamune® may overcome key limitations in immuno-oncology

The Promise of Versamune®

- Design and composition facilitates uptake
- Composition allows for efficient antigen cross-presentation
- Lipid structure allows for powerful antigen-specific T-cell induction via localized activation of type 1 interferons
- Limited systemic toxicities allows for ideal combination therapy

	T-cell Activating Technologies	Delivery Technologies	Checkpoint Inhibitors	Ex-Vivo Cell Based	PDS Biotech Versamune®
	Adjuvants, cytokines	Live viruses, bacteria, electroporation	Anti-PD1, anti-PD-L1, anti-CTLA-4	CAR-T	
Train killer T-cells to recognize tumor antigen	✗	✓	✗	NA	✓✓
Activate and multiply trained killer T-cells	✓	✓	✗	✓✓✓*	✓✓
Unblock tumor's defenses	✗	✗	✓✓	✗	✓**
Induce memory T-cell response	✓	✓	✗	✗	✓✓

*T-cells engineered and grown outside the body then infused in large quantities into the patient
**Treg reduction has only been evaluated in pre-clinical studies and not yet in humans

PDS Biotechnology 41

PDS0102

 43  The TARP antigen used in PDS0102 has been validated for use in cancer immunotherapy  Reference: Wood LV et al, Oncoimmunology, 2016, Vol. 5 (8)  Patients with Stage D0 prostate cancer vaccinated with TARP showed a significant decrease in tumor growth rate based on PSA levels*

 Versatility of Versamune®: Potent TRP2-specific CD8+ killer T-cells break immune tolerance in difficult-to-treat B16 melanoma  44  Metastatic melanoma (Pre-clinical): Single injection of Versamune® + melanoma-specific antigen leads to potent T-cell attack against tumors  14 days after treatment